SEC FILE NUMBER 001-35176

CUSIP NUMBER 37951D 102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global Eagle Entertainment Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4353 Park Terrace Drive

Address of Principal Executive Office (Street and Number)

Westlake Village, California 91361

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b -25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F , Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 31, 2013, Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.) (the “Company”) completed its business combination (the “Business Combination”) in which it acquired Row 44, Inc. (“Row 44”) and 86% of the shares of Advanced Inflight Alliance AG (“AIA”), a German public company which presents its financial statements in Euros and in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Although the Company has closed its books for the first quarter of 2013 at the level of each of its 27 direct and indirect subsidiaries as of the close of the first quarter of 2013, the Company was unable, without unreasonable effort or expense, to finish the process of consolidating these subsidiaries necessary to complete the financial statements for the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”) on or before May 10, 2013. This process is nearly complete, and the Company expects to file the Form 10-Q on or prior to May 15, 2013.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dave Davis	(818)	706-3111
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Business Combination was accounted for as a reverse merger of Row 44 and the Company and a concurrent acquisition of shares of AIA, with Row 44 determined to be the accounting acquirer and continuing reporting entity. Accordingly, the Company’s financial statements for the first quarter of 2013 will include Row 44 for the period January 1, 2013 to March 31, 2013, as well as the Company and the Company’s interest in AIA for the period February 1, 2013 (the day following the closing of the Business Combination) to March 31, 2013. In the Form 10-Q, only the financial information of Row 44 will be presented for the first quarter of 2012 for comparative purposes, because our historical financial statements for periods prior to the Business Combination are deemed to be those of Row 44, the accounting acquirer.

Revenues for the first quarter of 2013 were $42.2 million compared to $19.7 million in the first quarter of 2012. Operating income (loss) for the first quarter of 2013 was ($21.9) million compared to ($3.7) million in the first quarter of 2012. Pre-tax income (loss) for the first quarter of 2013 was ($26.7) million, compared to ($7.0) million in the first quarter of 2012.

Global Eagle Entertainment Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2013	By: /s/ Dave Davis
Dave Davis
Chief Financial Officer